FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 175

Santiago, October 24th, 2012

Ger. Gen. No. 139 / 2012

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda 1449

Santiago, Chile

            RE: Significant Event

To whom it may concern,

Pursuant to articles 9 and 10, paragraph 2 of the Securities Market Law (18,045), the provisions of General Norm 30 of the Superintendence, and in compliance with the norms set forth in Chapter XVI of the Chilean Companies Act, as well as the exercise of the powers bestowed upon me, I hereby inform you of the following significant event.  At its extraordinary meeting held today, the Enersis Directors’ Committee officially received the report from Claro y Asociados, independent appraisers designated by the aforementioned committee on September 7th in relation to the Enersis’ proposed capital increase operation.  We also inform you that Enersis’ Board of Directors, at its extraordinary meeting held today, formally received the report from IM Trust, independent appraisers designated by the Board on September 5th in relation to the same operation.

In accordance with legal requirements, these reports refer to the conditions of the in progress capital increase operation, to its effects and potential impact on Enersis, and to additional issues subject to evaluation which have been expressly raised by the Board of Directors, the Directors’ Committee, and by its members.

As of this date, copies of these reports  will be at the shareholders’ disposal at Enersis’ headquarters, located in Santa Rosa 76, Floor 15, Santiago, Chile (Office of Investor Relations and Risks), and on the company’s website at www.enersis.cl.

These reports are added to the report of Mr. Eduardo Walker H., which is already in the above-mentioned website.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

cc.:          Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Bondholders Representative

Depósito Central de Valores (Central Securities Depository)

Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: October 24, 2012